E. P. Keiffer

State Bar No. 11181700

Hance Scarborough Wright

Ginsberg & Brusilow, LLP

The Elm Place Building

1401 Elm Street, Suite 4750

Dallas, TX 75202

Phone: (214) 651-6500

Fax: (214) 744-2615

E Mail: pkeiffer@hswgb.com



ATTORNEY FOR DEBTOR



IN THE UNITED STATES BANKRUPTCY COURT

FOR THE NORTHERN DISTRICT OF TEXAS

DALLAS DIVISION



IN RE:                           ss.

                                 ss.

CASE NO. 03-32040-HDH-11

MSU DEVICES INC.
                                 ss.

                                 ss.

(Chapter 11)

DEBTOR

                                 ss.

                         AMENDED PLAN OF REORGANIZATION
                         ------------------------------


MSU Devices, Inc., ("Debtor") a corporation which has filed for relief under Title 11 of the U.S. Code, proposes the following Amended Plan of Reorganization (hereinafter referred to as "Plan").

                                   ARTICLE I.

                                  Definitions
                                  -----------

Capitalized terms used in this Plan, unless otherwise defined herein, shall have the meanings or rules of construction assigned to each under the Bankruptcy Code. In construing the defined term or terms used in the Plan, (i) the singular shall include the plural and the plural shall include the singular, (ii) the conjunctive shall include the disjunctive and the disjunctive shall include the conjunctive, and (iii) reference to any gender shall include any other gender as appropriate. Unless the context otherwise requires, the following terms used herein shall have the following meanings:



1.1 Allowed Administrative Expense Claim shall mean an Allowed Claim arising from costs or expenses of administration of the Debtor's Estate allowed under
Section 503(b) of the Bankruptcy Code, including, without limitation: any actual and necessary expenses of preserving the Debtor's Estate; any actual and necessary expenses of operating the Debtor's business from and after the Petition Date to and including the Confirmation Date; any borrowing by Debtor pursuant to Section 364 of the Bankruptcy Code, regardless of priority; all allowances of compensation or reimbursement of expenses to the extent approved by the Bankruptcy Court under Section 330 of the Bankruptcy Code; and any fees or charges assessed against the Debtor's Estate under Chapter 123, Title 28, United States Code.



1.2 Allowed Administrative Expense Claims of the 364 Funders shall mean the Administrative Expense Claim of the 364 Funders based upon the amounts lent to the Debtor post petition pursuant to the Credit and Security Agreement.

1.3 Allowed Claim shall mean any Claim in the amount and in the priority classification set forth in any proof of such Claim that has been timely filed in this case, or in the absence of such proof, as set forth in the Debtor's Schedule of Liabilities, as amended, filed in the Case, unless: (i) such Claim has been listed in such Schedule as disputed, contingent, or unliquidated, in which case such Claim shall be allowed only if a proof of such Claim has been timely filed; (ii) such Claim has been objected to or is objected to after entry of the Confirmation Order, in which case such Claim shall be allowed only in such amount and such classification as is authorized by a Final Order of the Bankruptcy Court; or (iii) such Claim has been paid in full, withdrawn or otherwise deemed satisfied in full. An Allowed Claim shall not include un-matured interest accruing after the Petition Date unless otherwise stated in the Plan.



1.4 Allowed General Unsecured Claim shall mean an Allowed Claim which is not entitled to priority under Section 507(a) of the Bankruptcy Code, or as to which the claimant does not have a validly perfected enforceable lien or security interest as defined in Sections 101(37), (50) and (51) of the Bankruptcy Code, or an Allowed Claim arising from the rejection of an unexpired lease or executory contract, Allowed General Unsecured Claims shall include the 5% Unsecured Debentures issued by the Debtor pre-petition.



1.5 Allowed Interests shall mean all of the holders of any Equity
Security of the Debtor.



1.6 Allowed Secured Claim shall mean an Allowed Claim which is secured by an interest in property of Debtor's Estate, to the extent of the value of such Estate Property.



1.7 Allowed Unsecured Priority Tax Claim shall mean an Allowed Claim of a governmental unit, as defined in Section 101(27) of the Bankruptcy Code, which is unsecured and which is entitled to priority under Section 507(a)(8) of the Bankruptcy Code.



1.8 Avoidance Actions shall mean any cause of action under the various sections of Chapter 5 of Title 11 of the U. S. Code which causes of action are created by virtue of the Debtor filing for relief under the Bankruptcy Code.

1.9 Bankruptcy Code shall mean Title 11 of the United States Code, 11 U.S.C. Section 101, et. seq., as amended from time to time.

1.10 Bankruptcy Court shall mean the United States Bankruptcy Court for the Northern District of Texas, Dallas Division.

1.11 Bankruptcy Rules shall mean the Federal Rules of Bankruptcy Procedure adopted by the Supreme Court of the United States, as amended from time to time.

1.12 Bar Date shall mean July 2, 2003, the bar date set by order of the Court, unless the claim is a governmental claim, in which case the bar date has not been set.

1.13 Case means the Chapter 11 bankruptcy case of the Debtor pending before the Bankruptcy Court entitled In re MSU Devices Inc., case number 03-32040-HDH-11, including any adversary proceedings or other ancillary proceedings.

1.14 Chapter 11 shall mean Chapter 11 of the Bankruptcy Code.

1.15 Claim shall mean any right to payment or right to an equitable remedy for breach of performance if such breach gives rise to a right of payment from Debtor on or as of the Petition Date, whether or not such right is reduced to judgment, liquidated, fixed, contingent, disputed, legal, equitable, secured or unsecured.

1.16 Claim Objection Bar Date shall mean the date on or before which the Debtor shall have filed any and all objections to the allowance of Claims for distribution purposes. The Claims Objection Bar Date is the 20th day after the Effective Date of the Plan.

1.17 Confirmation Date shall mean the date on which the Confirmation Order is entered by the Clerk of the Bankruptcy Court in the docket for the Case.

1.18 Confirmation Hearing shall mean the hearing held before the Bankruptcy Court where the Debtor seeks the confirmation of the Plan in accordance with 11 U.S.C. ss. 1129.

1.19 Confirmation Order shall mean the Order entered by the Bankruptcy Court confirming the Plan pursuant to Section 1129 of the Bankruptcy Code.

1.20 Credit and Security Agreement shall mean the credit facility made available to the Debtor by the 364 Funders pursuant to interim and final orders of the Bankruptcy Court entered on March 4, 2003 and March 21, 2003 respectively, which provide for up to $450,000 of post petition funding to the Debtor pursuant to 11 U.S.C. ss. 364 (c) and (d), in accordance with the conditions set forth therein.

1.21 Creditor shall mean any Person that holds an Allowed Claim.

1.22 Debtor shall mean MSU Devices Inc., the Debtor and Debtor-in-Possession in this Case. On or after the Plan Closing Date the Debtor will change its corporate name to Reddline Systems Inc.

1.23 Disputed Claim shall mean (a) any Claim or portion of a Claim (other than an Allowed Claim) which is scheduled by the Debtor as disputed, contingent or unliquidated, or (b) a Claim, proof of which has been filed pursuant to ss. 501(a) of the Bankruptcy Code as unliquidated or contingent, or (c) a Claim, or any portion thereof, proof of which has been filed pursuant to ss. 501(a) of the Bankruptcy Code and as to which an objection to the allowance thereof, in whole or in part has been interposed within any time limitation fixed by an order of the Bankruptcy Court, or by this Plan, which objection has not been settled or determined, in whole or in part, by a Final Order.

1.24 Effective Date shall mean the eleventh day following the day the Confirmation Date, unless a stay of the Confirmation Order is obtained. In the event a stay is obtained, the Effective Date will be the eleventh day after an order dissolving the stay is entered.

1.25 11.5% Indebtedness Secured Claim means the secured indebtedness owed by the Debtor and evidenced by (i) the 11.5% secured convertible Promissory Notes, with a cumulative original principal amount of $2,252,739 (ii) the Security Agreement dated as of May 15, 2002, and (iii) the Note Purchase Agreement, as amended.

1.26 Estate shall mean the estate created upon the commencement of this Case pursuant to Section 541(a) of the Bankruptcy Code.

1.27 Estate Property shall mean all of the Debtor's property created in this Case, including all property in which the Debtor has an interest, as defined in
Section 541(a) of the Bankruptcy Code.

1.28 General Unsecured Claim shall mean a Claim which is not entitled to priority under Section 507(a) of the Bankruptcy Code, or as to which the claimant does not have a validly perfected enforceable lien or security interest as defined in Sections 101(37), (50) and (51) of the Bankruptcy Code, or an Claim arising from the rejection of an unexpired lease or executory contract. General Unsecured Claims shall include the 5% Unsecured Debentures issued by the Debtor pre-petition.

1.29 New MSU Common Stock shall mean common stock, par value $0.0001 of the Debtor to be issued by the Debtor on or after the Plan Closing Date pursuant to
Section 3.4 and Section 5.4 or otherwise.

1.30 New MSU Preferred Stock shall mean an aggregate of 3,300,000 shares of Series A Preferred Stock of the Debtor to be issued to the 364 Funders and the Plan Funders.

1.31 New MSU Restricted Common Stock shall mean New MSU Common Stock to be issued pursuant to Stock Issuance Agreements under the MSU Stock Plan to employees consultants and directors.

1.32 New MSU Stock shall mean New MSU Common Stock and the New MSU Preferred Stock and New MSU Restricted Common Stock.

1.33 MSU Stock Plan shall mean the 2003 MSU Stock Option/Stock Issuance Plan pursuant to which employees, consultants and directors of the Debtor may be issued New MSU Common Stock or options or other rights to acquire New MSU Common Stock as further set forth in Plan Exhibit 5.4.

1.34 Petition Date shall mean February 27, 2003, the date upon which the Debtor filed a petition for relief under Chapter 11 of the Bankruptcy Code.

1.35 Plan shall mean this Chapter 11 Plan, in its present form and as it may be further amended or modified from time to time in accordance with the Bankruptcy Code, the Bankruptcy Rules, and the provisions contained herein.

1.36 Plan Closing Date shall mean the date all requirements to effectuate the transfers of New MSU Stock are executed and/or exchanged (other than any requirements associated with the issuance of New MSU Registered Common Stock, such as the receipt of Stock Issuance Agreements countersigned by the recipients). The Plan Closing Date shall occur as soon as reasonably possible after the Effective Date, but in no event more than 10 days after the Effective Date. The Plan Closing Date may be extended, by the Debtor, to the extent necessary, to secure executions by the Debtor's employees of the Stock Issuance Agreements. Such extensions shall not otherwise extend the Plan Closing Date as to any creditor of the Debtor.

1.37 Plan Distribution Date shall mean the date by which all cash payments shall have been made to the holders of any Allowed Administrative Expense Claims, save and except for those of the 364 Funders, and to the holders of Allowed General Unsecured Claims. The Plan Distribution Date shall occur as soon as reasonably possible after the Effective Date, but in no event more than 30 days after the Effective Date.

1.38 Plan Funders shall mean Reddline Ventures, Inc., Oren Heffner, and Jay Young who shall each execute the Stock Purchase Agreement within five business days of the date first set for the Confirmation Hearing.

1.39 Pro Rata shall mean the same proportion that an Allowed Claim or Allowed Interest in a particular class bears to the aggregate amount of all Allowed Claims or Allowed Interests in such class. To the extent that Disputed Claims exist in such class, until all such Disputed Claims shall have become Allowed Claims as the case may be, pro rata shall mean the same proportion that an Allowed Claim in a particular class bears to the aggregate amount of all Allowed Claims and Disputed Claims in such class.

1.40 Subordinated 11.5% Indebtedness Secured Claim means the secured indebtedness owed by the Debtor and evidenced by (i) the 11.5% secured convertible Promissory Notes, with a cumulative original principal amount of 2,252,739 (ii) the Security Agreement dated as of May 15, 2002, and (iii) the Note Purchase Agreement, as amended by the First Amendment dated as of May 15, 2002, which are held by the 364 Funders in their own right and not as an agent for any third party.

1.41 Stock Purchase Agreement shall mean the agreement entered into by the Plan Funders and the Debtor to provide cash to the Debtor on the Plan Closing Date in the amount that represents the difference between $900,000 and the amount of the Allowed Administrative Expense Claim of the 364 Funders, in exchange for New MSU Preferred Stock. The per share price of the Plan Funder New MSU Preferred Stock shall be two times the amount of the per share price for the 364 Funders acquisition of New MSU Preferred Stock. The total amount of New MSU Preferred Stock being exchanged with the Plan Funders and the 364 Funders shall equal 3,300,000 shares of New MSU Preferred Stock.***

1.42 364 Funders shall mean Reddline Ventures, Inc., Oren Heffner, and Jay Young, the parties, who supplied the funds to the Debtor for post petition operations through the Credit and Security Agreement.

                                  ARTICLE II.

             Classification of Allowed Claims and Allowed Interests
             ------------------------------------------------------

2.1 Inclusion in Classes: All Allowed Claims and Allowed Interests, other than Allowed Claims specified in Sections 507(a)(1), 507(a)(2) and 507(a)(8), which Allowed Claims are not classified in accordance with Section 1123(a)(1) of the Bankruptcy Code, are placed in the classes described in this Article II of the Plan.

2.2 Class 1 11.5% Indebtedness Secured Claims. Class 1 shall consist of the 11.5% Indebtedness Secured Claims, other than the Subordinated 11.5% Indebtedness Secured Claims.

2.3 Class 2 Allowed Subordinated 11.5% Indebtedness Secured Claims. Class 2 shall consist of the Subordinated 11.5% Indebtedness Secured Claims.

2.4 Class 3 General Unsecured Claims. Class 3 shall consist of General Unsecured Claims.

2.5 Class 4 Allowed Interests Class 4 shall consist of the holders of Equity Securities in the Debtor.

                                  ARTICLE III.

                                   Treatment
                                   ---------

3.1 Title 28 U.S.C. Section 1930 Fees. All fees required pursuant to 28 U.S.C.
Section 1930 shall, if not previously paid in full, be paid in cash on the Plan Closing Date by the Debtor from the funds set aside in the Stock Purchase Agreement.

3.2 Allowed Administrative Expense Claims. Each holder of an Allowed Administrative Expense Claim, if not previously paid in full pursuant to a Final Order of the Bankruptcy Court, shall receive cash from the Stock Purchase Agreement equal to the unpaid amount of such Allowed Administrative Expense Claim upon the later of (i) the Plan Closing Date or (ii) the first business day after a Final Order is entered regarding such Allowed Administrative Expense Claim, unless the holder of such Allowed Administrative Expense Claim agrees to different treatment.

3.3 Allowed Administrative Expense Claims of the 364 Funders. The 364 Funders, as the holders of Allowed Administrative Expense Claims based upon the Credit and Security Agreement have agreed to the following treatment in exchange for their Allowed Administrative Expense Claim as of the Plan Closing Date. The principal amount then due by the Debtor to the 364 Funders pursuant to the Credit and Security Agreement as of the Confirmation Date, anticipated to be between $400,000 and $450,000 shall be converted to shares of New MSU Preferred Stock in full and complete satisfaction of the 364 Funders Allowed Administrative Expense Claim, except that all accrued expenses of the 364 Funders that are reimbursable by the Debtor pursuant to the Credit and Security Agreement shall be treated in accordance with Section 3.2 above. The number of shares of New MSU Preferred Stock to be issued to each such 364 Funder shall be equal to the same principal amount that such 364 Funder loaned to the Debtor pursuant to the Credit and Security Agreement divided by the per share purchase price to be paid by the Plan Funders pursuant to the Stock Purchase Agreement then multiplied by two. (1) The allocation of New MSU Preferred Stock amongst the 364 Funders may be modified by the 364 Funders inter se with regard to costs and fees regarding the supervision and enforcement of the 364 Funders rights under the Credit and Security Agreement prior to the Confirmation Date. Such treatment shall result in the release and termination of any and all liens which the 364 Funders have against any and all assets of the Debtor.

3.4 Class 1 11.5% Indebtedness Secured Claims. Each holder of a Class 1 11.5% Indebtedness Secured Claim, shall be an Allowed Secured Claim and shall receive a pro-rata distribution, based upon the percentage of the 11.5% Indebtedness Secured Claim that each holders owns, of 400,000 shares of the New MSU Common Stock, in full and complete satisfaction of such holders 11.5% Indebtedness Secured Claim, on the Plan Closing Date. By accepting this treatment such holders also waive any right to any distribution as a holder of an Allowed General Unsecured Claim. This treatment will result in the release and termination of any and all liens which such holders have against any and all assets of the Debtor. This class is impaired.

3.5 Class 2 Subordinated 11.5% Indebtedness Secured Claims. Each holders of Class 2 Subordinated 11.5% Indebtedness Secured Claim shall be an Allowed Secured Claim and shall each receive $10 in full and complete satisfaction of such holders Allowed Secured Claim, on the Plan Closing Date. By accepting this treatment such holders also waive any right to any distribution as the holder of an Allowed General Unsecured Claim. This treatment will result in the release and termination of any and all liens which such holders have against any and all assets of the Debtor. This class is impaired.

3.6 Class 3 General Unsecured Claims. The holders of Class 3 General Unsecured Claims, which are not otherwise Disputed Claims or subject to a timely objection pursuant to the terms of the Plan and hence are Allowed General Unsecured Claims, shall receive a pro rata distribution of $20,000 from the proceeds of the Stock Purchase Agreement on the Plan Distribution Date, in complete satisfaction of their claims against the Debtor. This class is impaired

3.7 Class 4 Allowed Interests. The holders of Class 4 Allowed Interests shall have their Allowed Interests cancelled as of the Effective Date and shall receive nothing on account of their Allowed Interests. This class is impaired and is deemed to have rejected the Plan.

                                  ARTICLE IV.

                                   Impairment
                                   ----------

4.1 Impaired Classes. Classes 1-4 are impaired as defined in Section 1124 of the Bankruptcy Code.

                                   ARTICLE V.

                        Means for Implementation of Plan
                        --------------------------------

5.1 Cash Distributions On and After the Plan Distribution Date. Payments required to be made on the Plan Distribution Date or as soon as a Claim becomes an Allowed Claim to: a) the holders of Allowed Administrative Expense Claims, other than those held by the 364 Funders; and b) to the holders of Allowed General Unsecured Claims, shall be made from the funds provided pursuant to the Stock Purchase Agreement.

5.2 Exchange of Allowed Claims for New MSU Stock. On the Plan Closing Date the Debtor shall issue, in the form of certificated securities, New MSU Common Stock to the holders of Class 1 11.5% Indebtedness Secured Claims. Corporate governance rights of the New MSU Common Stock are also set forth in Plan Section
8.12 and can also be discerned from the rights held by the New MSU Preferred Stock holders.

5.3 Exchange of Allowed Administrative Expense Claims of the 364 Funders and Consideration for Stock Purchase Agreement provided by the Plan Funders for New MSU Preferred Stock. On the Plan Closing Date the Debtor shall issue, in the form of certificated securities, New MSU Preferred Stock to the holders of the Allowed Administrative Expense Claims of the 364 Funders and to the Plan Funders. The attributes of the New MSU Preferred Stock are set forth in the Plan
Exhibit 5.3. Corporate governance rights of the New MSU Preferred Stock are set forth in Plan Section 8.12.

5.4 Adoption of MSU Stock Plan and Issuance of New MSU Common Stock. As soon as practicable, after the Effective Date, the Debtor shall adopt the MSU Stock Plan, whose adoption is approved by virtue of the entry of the Confirmation Order. On or after the Plan Closing Date, the Debtor shall execute the Stock Issuance Agreement as set forth in Plan Exhibit 5.4.

5.5 Deadline for Objections to Claims and Provisions for Disputed Claims. The Debtor shall, by the Claims Objection Bar Date, file any and all objections to all Claims. For purposes of calculating Pro Rata or any other distributions to be made under this Plan to holders of Claims against the Debtor in any Class, the amount of the total Allowed Claims in such Class shall be computed as if all Disputed Claims still outstanding on the date of any such distribution were allowed in the full amount thereof. The funds held on account of those Disputed Claims shall be disbursed in accordance with the final and non-appealable order which allows or disallows that Claim.

                                  ARTICLE VI.

                    Executory Contracts and Unexpired Leases
                    ----------------------------------------

6.1 Assumption of Executory Contracts and Unexpired Leases. As of the Plan Closing Date, the following pre-petition executory contract is assumed by the Debtor in accordance with section 365 of the Bankruptcy
Code: Atrium Executive Business Centers.

6.2 Rejection of Certain Executory Contracts and Unexpired Leases. The Confirmation Order will operate as an order of rejection under section 365 of the Bankruptcy Code with respect to any other executory contract and unexpired lease.

6.3 Claims Based on Rejection of Executory Contracts and Unexpired Leases. All proofs of claim with respect to Claims arising from the rejection of an executory contract or unexpired leases must be filed with the Bankruptcy Court within 15 days after earlier of (a) the date of entry of an order of the Bankruptcy Court approving the rejection, or (b) the Effective Date. Any Claims not filed within such times will be forever barred from assertion against the Debtor. Any such rejection claim shall be treated as a Class 3 General Unsecured Claim.

                                  ARTICLE VII.

                                     Voting
                                     ------

7.1 Impaired Classes to Vote. Each impaired class of Claims will be entitle to vote separately to accept or reject Plan depending upon the statement of impairment set forth at the end of the treatment set forth in the Plan. A holder of a Disputed Claim that has not been temporarily allowed for purposes of voting on the Plan may vote the Disputed Claim in a amount equal to the portion, if any, of the Claim shown as fixed, liquidated and undisputed in the Debtor's Schedules only after having sought to have their Claim allowed for voting purposes pursuant to the Rules.

7.2 Acceptance by Class of Creditors. A class will have accepted the Plan if a class has accepted the Plan by at least two-thirds in amount and more than one-half in number of the Allowed Claims (Or those allowed solely for voting purposes) of the class actually voting.

7.3 Cramdown. If any impaired class fails to accept the Plan, then the Debtor reserves the right to request the Bankruptcy Court to confirm the Plan in accordance with the provision of section 1129(b) of the Bankruptcy Code.

                                 ARTICLE VIII.

                               General Provisions
                               ------------------

8.1 Modification of Plan. The Debtor may, pursuant to Section 1127(a) of the Bankruptcy Code, modify the Plan at any time prior to the entry of the Confirmation Order. After entry of the Confirmation Order, the Proponents may, pursuant to Section 1127(b) and (c) of the Bankruptcy Code and with approval of the Bankruptcy Court, modify or amend the Plan in a manner that does not materially or adversely affect the interests of Persons affected by the Plan without having to solicit acceptance of such modification, and may take such steps as are necessary to carry out the purpose and effect of the Plan as modified.

8.2 Post-Confirmation Fees and Financial Reports. The Debtor shall be responsible for timely payment of fees incurred pursuant to 28 U.S.C.ss.1930(a)(6).

8.3 Further Actions. Pursuant to Section 1142(b) of the Bankruptcy Code, the Confirmation Order shall operate as an order of the Court directing the Debtor and any other necessary parties to execute and deliver or join in the execution and delivery of any instrument required to transfer Estate Property, and to perform any other act that is necessary for the consummation of this Plan. Additionally, on or after the Plan Closing Date the Debtor will take all necessary steps to change its corporate name to Reddline Systems Inc.

8.4 Captions. Captions used in this Plan are for convenience only, and shall not affect the construction of the Plan.

8.5 Disputed, Unliquidated and Contingent Claims. Notwithstanding any other term or condition of this Plan, disputed, unliquidated and contingent Claims or Claims stated by the Plan to be appealed after Confirmation, shall be paid only upon allowance in accordance with the provisions of Section 502 of the Bankruptcy Code or upon the applicable appeal being final and non appealable.

8.6 Jurisdiction of the Bankruptcy Court. After the entry of the Confirmation Order, the Court will retain jurisdiction for the following purposes:

i. To determine the classification and priority of all Claims against or Interests in the Debtor and to reexamine any Allowed Claim or Allowed Interest. The failure by the Debtor or any party-in-interest initially to object to or to examine any Claims or Interests shall not be deemed to be a waiver of their rights to object to any such Claim or Interest or cause any such Claim or Interest to be reexamined, in whole or in part;

ii. To determine allowance of Claims for damages with respect to rejection of any such Executory Contracts or unexpired leases within such time as the Court may direct;

iii. To hear and determine all applications for compensation and other Administrative Expenses;

iv. To conduct hearings on valuation, as necessary, and to determine whether any party-in-interest is entitled to recover against any Person any claim, whether arising under Section 506(c) of the Bankruptcy Code, or arising out of a voidable preference, a fraudulent transfer, or otherwise, whether such avoidable transfer occurred prior to or after the Petition Date;

v. To hear and determine any and all pending adversary proceedings or contested matters as well as any matters brought post confirmation by the Debtor in accordance with Section 1123 (b)(3)(A) or (B);

vi. To determine any modification of the Plan after Confirmation pursuant to
Section 1127 of the Bankruptcy Code;

vii. To determine all matters, controversies and disputes arising under or in connection with the Plan or the application or disposition of the Estate Property;

viii. To enter any order, including injunctions, necessary to establish and enforce the rights and powers of the Debtor under the confirmed Plan;

ix. To enter and implement such orders as may be necessary and appropriate in the event the Confirmation Order is for any reason stayed, reversed, revoked, or vacated;

x. To hear and determine by entry of orders or judgments matters concerning local, state, and federal taxes and all tax Claims pursuant to Sections 346, 505, 525, and 1146 of the Bankruptcy Code and all Claims or actions by governmental units;

xi. To determine all controversies, suits, and disputes that may arise in connection with the interpretation, enforcement, or Substantial Consummation of the Plan, or any Person's obligation thereunder;

xii. To enter a final decree pursuant to Rule 3022 of the Bankruptcy Rules; and

xiii. To hear and determine any disputes over the extent, validity or priority of a lien or whether a lien prohibits or restricts any use of the property subject to such lien.

8.7 Request for Confirmation. To the extent deemed necessary, the Proponents hereby request the Bankruptcy Court to enter an Order confirming the Plan.

8.8 Cramdown. If any impaired Class under the Plan fails to accept the Plan in accordance with Sections 1126 and 1129(a)(8) of the Bankruptcy Code, the Proponents reserve the right to request the Bankruptcy Court to confirm the Plan pursuant to Section 1129(b) of the Bankruptcy Code.

8.9 Disclosure Statement. The attention of holders of Claims and Interests is directed to the Disclosure Statement approved by the Court in connection with this Plan. If there are any inconsistent provisions in the Disclosure Statement, the Plan shall control.

8.10 Retention of Claims and Causes of Action. All causes of action, rights, claims and demands against any third parties, creditors, investors, individuals, insiders or other entities which the Debtor or the Debtor in Possession owns or has an interest in or can assert in any fashion, in any forum, since their formation, or which could be asserted by any creditor or trustee under the Bankruptcy Code, whether pre-petition or post-petition, including, but not limited to, actions under ss.ss. 542 through 553 inclusive of the Bankruptcy Code and ss. 510 of the Bankruptcy Code to recover assets for the Debtor's estate and to subordinate claims (collectively "Debtor's Actions"), as well as all proceeds of and recoveries on Debtor's Actions, are retained by the Debtor post confirmation.

8.11 Interest, Penalties, Fees and Plan Modifications. Except as expressly stated in the Plan, or allowed by the Court, no interest, penalty or late charge is to be Allowed on any Claim subsequent to the Petition Date. No attorneys' fees will be paid with respect to any Claim except as specified in the Plan or as allowed by an order of the Court. After Confirmation, the Debtor may, with the approval of the Court, and so long as it does not materially or adversely affect the interest of creditors, remedy any defect or omission, or reconcile any inconsistencies in the Plan or in the Confirmation Order, in such manner as may be necessary to carry out the purposes and effect of the Plan.

8.12 Corporate Governance Post Plan Closing Date. The Debtor shall retain its pre-petition state of incorporation and its certificate of incorporation and by-laws as amended to date and as further amended, as necessary to implement the Plan. If such existing documents contain any provisions contrary to the requirements of 1123 (a)(6) such provisions shall be stricken or modified to make them comply with such requirements. A grand total of up to 5,000,000 shares of New MSU Stock will initially be issued or distributed per the provision of the Plan. The authorized capital stock will initially be 3,500,000 shares of New MSU Preferred Stock, of which 3,300,000 will be issued pursuant to this Plan, and 5,950,000 shares of New MSU Common Stock, of which 1,700,000 will be issued pursuant to this Plan. The number of directors of the Debtor, post confirmation, will be five (5), but may be changed in the future in accordance with otherwise applicable state law and the Debtor's certificate of incorporation and bylaws. The total amount of New MSU Stock to be issued pursuant to the Plan is 5,000,000 shares. The officers and directors of the Debtor on the Plan Closing Date with the any initial compensation to be received are noted as follows:

Officers

Jean J. Belanger (2) President and CEO $13,000 Annual Salary and 200,000 shares of New MSU Restricted Common Stock (see Plan Exhibit 5.4 for attributes and restrictions)

Matt Vacaro Vice President Sales $80,000 Annual Salary and 200,000 shares of New MSU Restricted Common Stock (see Plan Exhibit 5.4 for attributes and restrictions)

Douglas Dillhoff Vice President R&D and CTO $80,000 Annual Salary and 200,000 shares of New MSU Restricted Common Stock (see Plan Exhibit 5.4 for attributes and restrictions)

Judson Fortner Vice President of Engineering $80,000 Annual Salary and 200,000 shares of New MSU Restricted Common Stock (see Plan Exhibit 5.4 for attributes and restrictions)

Robert George CFO $80,000 Annual Salary and 10,000 shares of New MSU Restricted Common Stock (see Plan Exhibit 5.4 for attributes and restrictions)

Board of Directors:

Dan Auton 20,000 shares of New MSU Restricted Common Stock (see Plan Exhibit 5.4 for attributes and restrictions) and no cash compensation.

Jean Belanger No additional compensation

Paul Boucher 20,000 shares of New MSU Restricted Common Stock (see Plan Exhibit
5.4 for attributes and restrictions) and no cash compensation.

Oren Heffner 20,000 shares of New MSU Restricted Common Stock (see Plan Exhibit
5.4 for attributes and restrictions) and no cash compensation.

Jay Young 20,000 shares of New MSU Restricted Common Stock (see Plan Exhibit 5.4 for attributes and restrictions) and no cash compensation.

The Board of Directors will also retain an advisor, Moris Simson.

Election of Directors:

Each member of the initial Board of Directors of the Debtor will be in place until the next annual meeting or until their earlier resignation, death, incapacity or removal. At such next annual meeting, holders of New MSU Common Stock and New MSU Preferred Stock will vote together on an as converted to Common Stock basis to elect two directors and holders of the New MSU Preferred Stock will elect three directors. Directors may be removed prior to such next annual meeting b y the holders of a majority of the shares entitled to elect such directors. The Stockholders Agreement will contain a voting provision whereby the holders of the New MSU Preferred Stock will agree to elect the designee of Reddline Ventures, Inc. as one of the three directors to be elected by the holders of the New MSU Preferred Stock.

Voting Rights:

New MSU Stock is divided into two basic types, New MSU Common Stock and New MSU Preferred Stock. The New MSU Preferred Stock will vote together with the New MSU Common Stock and not as a separate class, except in specific circumstances as set forth in Plan Exhibit 5.3 and in certain respects with regard to the election of the Board of Directors. When New MSU Preferred Stock votes together with New MSU Common Stock, each share of New MSU Preferred Stock will carry a number of votes equal to the number of shares of New MSU Common Stock then issuable upon its conversion. The initial conversion rate shall be 1:1, but shall be subject to adjustment.

Confirmation as Equivalent to Stockholder Approval

The entry of the Confirmation Order will be deemed to meet all necessary stockholder approval requirements under any applicable provisions of Delaware law necessary to take the corporate actions set forth in the Plan.

Restrictions on Additional Issuance and Trading of New MSU Stock

On the Effective Date the Debtor's bylaws will be deemed amended to provide that the Debtor can not issue any new shares to any party for any reason or consideration, including a public financing as described in Plan Exhibits 5.3 ands 5.4, other than those to be issued pursuant to the terms of the Plan for two years from the Effective Date, unless the specific authorization of all directors of the Debtor allows for such issuance, including a public financing, after their determination that: a) such issuance will not jeopardize the Debtor's net operating losses; or b) that despite same, the issuance is in the Debtor's best interest, regardless of the loss of the net operating losses.

Any New MSU Stock issued under the Plan will bear a restriction, in addition to any restriction necessary as to New MSU Stock under applicable securities laws, that restricts the holders of shares of five percent (5%) or more from being sold or otherwise disposed of for two years from the Plan Closing Date with out the specific authorization of all directors of the Debtor, after their determination that: a) such transfer will not jeopardize the Debtor's net operating losses; or b) that despite same, the transfer is in the Debtor's best interest, regardless of the loss of the net operating losses. Any attempt to transfer shares by a holder of five percent (5%)or more in violation of the by law provisions for two (2) years after the Plan Closing Date will be void and violative of the Temporary Injunction set forth in Plan Section 9.3 which Temporary Injunction shall be incorporated into the Confirmation Order.

Debtor's Bylaws shall include a provision providing that, unless otherwise determined by the Board of Directors, all New MSU Stock shall be subject to a right of first refusal whereby, prior to the sale by a stockholder of such New MSU to a third party (subject to certain exclusions), such New MSU Stock must be offered for sale to the Debtor on substantially the same terms and Debtor shall have the right to assign such right of first refusal to one or more parties. The Stockholders Agreement shall provide that the Debtor shall assign such rights of first refusal to the Plan Funders if the Debtor does not exercise such rights of first refusal.

8.13 Issuance of Shares. All New MSU Common Stock and New MSU Preferred Stock issued on account of an Allowed Claim are issued under '1145 (a)(1) and are not subject to securities laws and regulations relative to their transferability and their issuance. Such shares than on account of an Allowed Claim, specifically the New MSU Restricted Common Stock and the New MSU Preferred Stock issued to the Plan Funders pursuant to the Stock Purchase Agreement will be issued pursuant to an exemption from registration under the Securities Act of 1933, as amended (the ASecurities Act@).

8.14 Private Company. The Debtor, upon entry of the Confirmation Order, shall no longer be a registered publicly traded company or a public reporting company. The Debtor will take all necessary steps to assure that it is delisted and to no longer considered a reporting company.

                                  ARTICLE IX.

                   Effect of the Plan on Claims and Interests
                   ------------------------------------------

9.1 Discharge of Claims. Upon the Confirmation Order becoming a Final Order, the Debtor will be discharged from all claims or other debts that arose before the Confirmation Date as set forth in Section 1141 of the Code. Additionally, all Persons who have claims against the Debtor which arise prior to the Confirmation Date shall also be prohibited from asserting such claims against the Debtor, except as provided in the Plan.

9.2 Permanent Injunctions. Except as provided in the Plan or the Confirmation Order, as of the Effective Date, all entities that have held, currently hold, or may hold a Claim or other debt or liability against the Debtor or an interest or other right of an equity security holder in the Debtor are permanently enjoined from taking any of the following actions on account of any such Claims, debts, liabilities or interests: (1) commencing or continuing in any manner any action or other proceedings against the Debtor or the Debtor's property; (2) enforcing, attaching, collecting or recovering in any manner any judgment, award, decree or order against the Debtor or the Debtor's property; (3) creating, perfecting or enforcing any lien or encumbrance against the Debtor or the Debtor's property;
(4) asserting against the Debtor or the Debtor's property a set off, right or claim of subordination or recoupment of any kind against any debt, liability or obligation due to the Debtor; and (5) commencing or continuing any action, in any manner, in any place that does not comply with or is inconsistent with the provisions of the Plan.

9.3 Temporary Injunction. In order to enforce and make effective the prohibitions in the Debtor's bylaws as set forth in the Plan: a) all holders of Claims are enjoined from transferring their claims to any entity of any sort for any purpose, without first securing the approval of the board of directors of the Debtor in order that the Debtor can assure that such transfer of any such claim, prior to the Plan Closing Date, does not affect the Debtor's ability to preserve its Net Operating Losses for purposes of offsetting such losses against the Debtor's otherwise taxable post petition income in the future; and b) any securities issued under the Plan will bear a restriction, in addition to any necessary restriction under applicable securities laws, that restrict the shares of holders of five percent (5%) or more from being sold or otherwise disposed of for two years from the Plan Distribution Date, without the unanimous approval of the Board of Directors of the Debtor so that the Debtor may preserve its net operating losses for purposes of offsetting such losses against the Debtor's otherwise taxable post confirmation income.

9.4 Revesting and Vesting. Except as otherwise provided in the Plan, on and after the Effective Date, all Property of the Debtor's estate shall vest in the Debtor free and clear of all claims, liens, debts, liabilities, charges, interests and other encumbrances.

Dated: May 9, 2003



MSU DEVICES, INC.





By: ___________________________________

R. L. George II, President

E. P. Keiffer

State Bar No. 11181700

Hance Scarborough Wright

Ginsberg & Brusilow, LLP

The Elm Place Building

1401 Elm Street, Suite 4750

Dallas, TX 75202

Phone: (214) 651-6500

Fax: (214) 744-2615

E Mail: pkeiffer@hswgb.com



ATTORNEY FOR DEBTOR



1. The 364 Funders will receive stock at a rate of two times that of the Plan Funders because the risks attendant with being a 364 Funder were greater, as the Debtor was in a more precarious situation and due to the fact that as administrative claimants the 364 Funders waived their right to be paid in cash on the Plan Distribution Date.

2. More information on each of the officers and directors, as well as the consultant is set forth in the Disclosure Statement.

                                Plan Exhibit 5.3
                          New MSU Preferred Stock Terms

Dividends: Annual non-cumulative 8% dividend on the New MSU Preferred Stock, payable when and if declared by the Board of Directors. Upon conversion, declared but unpaid dividends will be paid either in cash or New MSU Common Stock at its then fair market value, as determined by the Board of Directors of the Debtor. New MSU Preferred Stock dividends are to be paid in full before any dividend on Common Stock are declared or paid.

Liquidation Preference: In the event of any liquidation or winding up of the Debtor, the holders of the New MSU Preferred Stock shall be entitled to receive in the aggregate $900,000, plus any declared but unpaid dividends (the "Liquidation Amount"), in preference to the holders of Common Stock. After the payment of the aforesaid amount, the remaining assets or property distributable upon such liquidation shall be divided pro rata among the holders of Common Stock. A merger, consolidation, reorganization or sale of all or substantially all of the Debtor's assets shall be deemed a liquidation unless otherwise agreed by the holders of at least 60% of the New MSU Preferred Stock.

Redemption:       New MSU Preferred Stock will not be redeemable.

Conversion: The initial conversion rate of New MSU Preferred Stock into Common Stock shall be 1:1, subject to customary adjustments for stock splits and similar events and adjustments set forth below under "Anti-Dilution Protection." The New MSU Preferred Stock is convertible in two ways:

         (a) Optional Conversion: Each holder of the New MSU Preferred Stock shall have the option to convert all or a portion of such shares to Common Stock at any time; and

         (b) Automatic Conversion: The New MSU Preferred Stock shall be automatically converted into Common Stock (i) immediately prior to the closing of an underwritten offering of shares of the Common Stock of the Debtor pursuant to a registration statement under the Securities Act with aggregate proceeds of not less than $20,000,000 (a "Public Financing"); or (ii) upon the vote of 60% of the New MSU Preferred Stock.

Anti-Dilution Protection: In the event that the Debtor issues additional securities without consideration or for a consideration per share less than the Original Issue Price (other than (i) the issuance of options or shares of New MSU Common Stock to employees, directors, and consultants, (ii) the sale of New MSU Stock in connection with a firm commitment underwritten public offering,
(iii) the issuance of New MSU Common Stock upon conversion of the New MSU Preferred Stock or other then already outstanding convertible securities, (iv) dividends or distributions on New MSU Preferred Stock, (v) the issuance of warrants to banks or equipment lessors, or (vi) the issuance of New MSU Stock in connection with business combinations or corporate partnering agreements approved by the Board of Directors), then, and in each such event, the conversion rate for the New MSU Preferred Stock shall be adjusted using a broad based weighted average anti-dilution formula.

Voting Rights: Each share of New MSU Preferred Stock will carry a number of votes equal to the number of shares of Common Stock then issuable upon its conversion. The New MSU Preferred Stock will vote together with the Common Stock and not as a separate class, except as specifically provided herein or as otherwise required by law.

Protective Provisions: Provided at least 300,000 shares of New MSU Preferred Stock are outstanding, consent of the holders of at least 60% of the outstanding New MSU Preferred Stock voting together as a single class, shall be required for any action which would (i) declare or pay any dividends on New MSU Common Stock, or repurchase New MSU Preferred or New MSU Common Stock (except for buy-backs under employee stock purchase plans); (ii) merge, consolidate, sell or dispose of all or substantially all of the properties or assets of the Debtor unless the Debtor is the surviving or acquiring corporation; (iii) issue additional preferred stock senior or pari passu with the New MSU Preferred Stock; or (iv) unless unanimously approved by the Board of Directors; (a) mortgage or pledge, or create a security interest in, permit any subsidiary to mortgage, pledge or create a security interest in, all or substantially all of the property of the Debtor or such subsidiary Debtor, (b) own, or permit any subsidiary Debtor to own, any stock or other securities of any subsidiary Debtor or other corporation, partnership or entity unless it is wholly owned by the Debtor; (c) make any loans or advances to employees, except in the ordinary course of business as part of travel advances or salary (promissory notes for purchase of shares permitted); or (d) make guarantees except in ordinary course. The vote of holders of 60% of the New MSU Preferred Stock shall be necessary to change any such rights or privileges.

Registration Rights: (a) Registrable Securities: New MSU Common Stock issued to purchasers of New MSU Preferred Stock ("Registrable Securities"); (b) Demand
Rights: Beginning on the earlier of the fourth anniversary of the approval of the Plan of Reorganization or twelve months after the Debtor's Public Financing, one demand registration upon initiation by holders of at least 60% of the Registrable Securities. A second demand registration can be initiated by not less than 25% of Registrable Securities then outstanding. In either demand registration, at least 20% of Registrable Securities requesting registration must be sold and the anticipated aggregate offering price of such registration must exceed $500,000; (c) Piggyback Rights: Unlimited piggyback registration rights, subject to pro rata cut back, after cut back of all securities of the Debtor held by persons not contractually entitled to registration, at the underwriter's discretion; (d) S-3 Rights: One S-3 registration per six month period (up to a total of six such registrations) of at least $500,000; (e)
Expenses: Expenses paid by Debtor (other than underwriting discounts and commissions and special counsel for selling shareholders); (f) Lock-up
Provision: Upon request by the underwriter, the holders of Registrable Securities shall enter into agreements not to transfer any shares beginning upon the date of the Debtor's Public Financing and continuing for such period thereafter up to 180 days as determined by the Board of Directors upon advice of underwriters; provided each officer, director and key employee (as determined by the Board) of the Debtor and all other holders of at least 1% of the Debtor's voting securities shall agree to execute a similar agreement; (g) Transfer:
Registration rights transferable only with transfer of at least 500,000 shares or to a majority-owned subsidiary or constituent partner of the transferor; and
(h) Termination: Registration rights terminate five years after a Public Financing, or, if earlier, terminate as to an investor upon such investor's qualifying under Rule 144(k).

First Right of Refusal: Until a Public Financing, the purchasers of New MSU Preferred Stock shall have a pro rata right, based upon their percentage equity ownership of the Debtor, to participate in subsequent equity financings of the Debtor (other than (i) the issuance of options or shares of New MSU Common Stock to employees, directors, and consultants, (ii) the sale of shares in connection with a firm commitment underwritten public offering, (iii) the issuance of Common Stock upon conversion of the New MSU Preferred Stock or other already outstanding convertible securities, (iv) dividends or distributions on New MSU Preferred Stock, (v) the issuance of warrants to banks or equipment lessors, or
(vi) the issuance of shares in connection with business combinations or corporate partnering agreements approved by the Board of Directors). Each holder of New MSU Preferred Stock may assign this right to affiliated venture capital funds or partners of the funds.

MSU Stock Plan: Unless unanimously approved by either all members of the Board of Directors or approved by the holders of at least 60% of the New MSU Preferred
Stock:

     (a) Debtor shall not increase the number of shares of New MSU Common Stock reserved for issuance under the MSU Stock Plan;

     (b) All options and New MSU Common Stock issued pursuant to the MSU Stock Plan shall not vest faster than 25% on the anniversary of the date of grant and the balance over the following 36 months.

Election of Directors: Holders of New MSU Common Stock and New MSU Preferred Stock will vote together on an as-converted to Common Stock basis to elect two directors and the holders of the New MSU Preferred Stock will elect three directors. The Stockholders Agreement to be entered into by the Plan Funders and the Debtor shall contain a voting provision whereby the holders of New MSU Preferred Stock will agree to elect the designee of Reddline Ventures Inc. as one of the three directors to be elected by the holders of New MSU Preferred Stock.

Information Rights: The Debtor will furnish to each holder at least 10% of the Outstanding New MSU Preferred Stock standard information including annual and quarterly information and monthly financials, budgets and summaries of financial plans. Such rights will terminate upon a Public Financing.

                                Plan Exhibit 5.4
                      New MSU Restricted Common Stock Terms

A total of 2,050,000 shares of New MSU Common Stock are initially reserved for issuance pursuant to the 2003 MSU Stock Plan.

On or soon after the Plan Closing Date, an aggregate of approximately 1,300,000 shares of New MSU Common Stock shall be issued to employees, consultants and directors pursuant to a form of Stock Issuance Agreement satisfactory to Debtor (the "New MSU Restricted Common Stock"), contingent upon the execution of such Stock Issuance Agreement and the exhibits thereto by the recipient. On the first anniversary of the Plan Closing Date, 25% of the New MSU Restricted Common Stock will vest; thereafter, the remaining 75% will vest in equal monthly installments over the next 36 months. Such Shares of New MSU Restricted Common Stock to be issued to employees, consultants and directors pursuant to the Plan will be allocated as follows:

                                                               No. Of
                      Position               Name              Shares

        Chairman & CEO             -  Jean Belanger           200,000
        Board of Directors:        -  Paul Boucher             20,000
                                   -  Dan Auton                20,000
                                   -  Oren Heffner             20,000
                                   -  Jay Young                20,000
        Advisory Board:            -  Moris Simson             20,000

        VP R&D + CTO:              -  Doug Dillhoff           200,000
        VP Engineering:            -  Judd Fortner            200,000
        VP Sales:                  -  Matt Vacaro             200,000
        Director, Logistics Sales  -  Regan McCarthy          200,000
        Other Employees            -  Sales/R&D               200,000
                                                              -------

                                                            1,300,000

All additional applicable terms are attached as Exhibit "A" hereto.

Any subsequent issuance of New MSU Common Stock or options to purchase New MSU Common Stock pursuant to the 2003 MSU Stock Plan will initially be administered by the Board of Directors.

New MSU Common Stock issued under the New MSU Stock Plan will be subject to (i) the right of the Debtor to repurchase any non-vested stock at the lower of the original issuance price or the then fair market value, (ii) a right of first refusal in favor of the Debtor to purchase any vested stock at the bona fide offered price thereof (which terminates upon a Public Financing), and (iii) a restriction against transfer of non-vested stock (other than to a family trust or similar exceptions). The rights under (i) and (ii) above, and any similar rights currently held by the Debtor are assignable by the Debtor. The Stockholders Agreement shall provide that the Debtor shall assign such rights to the Plan Funders if the Debtor does not exercise such rights.